Exhibit 4.7
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description summarizes certain terms of the shares of beneficial interest of Brandywine Realty Trust. This description does not purport to be complete and is qualified in its entirety by reference to our Declaration of Trust, as amended, and our Bylaws, as amended, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Declaration of Trust, as amended, and our Bylaws, as amended, and the applicable provisions of Maryland law for additional information. Unless the context requires otherwise, all references to “we”, “us,” “our” and “Brandywine” in this section refer solely to Brandywine Realty Trust and not to its subsidiaries.

General
Brandywine’s Declaration of Trust provides that Brandywine is authorized to issue up to 420,000,000 shares of beneficial interest (which we refer to in this Exhibit as shares) consisting of 400,000,000 common shares, par value $.01 per share, which are referred to herein as Brandywine’s “common shares,” and 20,000,000 preferred shares, par value $.01 per share, which are referred to herein as Brandywine’s “preferred shares.”
Brandywine’s Declaration of Trust may be amended from time to time by Brandywine’s Board of Trustees, without shareholder approval, to increase or decrease the aggregate number of authorized shares or the number of shares of any class. The authorized common shares and undesignated preferred shares are generally available for future issuance without further action by Brandywine’s shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Brandywine’s shares may be listed or traded.
Both Maryland statutory law governing real estate investment trusts formed under Maryland law (the “Maryland REIT Law”) and Brandywine’s Declaration of Trust provide that none of its shareholders will be personally liable, by reason of status as a shareholder, for any of Brandywine’s obligations.
Brandywine’s Declaration of Trust provides that, subject to the provisions of any class or series of preferred shares then outstanding and to the mandatory provisions of applicable law, shareholders are entitled to vote only on the following matters:

•	election or removal of trustees;

•	amendments to the Declaration of Trust (other than amendments to increase or decrease the number of authorized shares or the number of shares of any class) and amendments to the Bylaws;

•
a determination by the Board of Trustees to cause Brandywine to invest in commodities contracts (other than interest rate futures intended to hedge against interest rate risk), engage in securities trading (as compared to investment activity) or hold properties primarily for sale to customers in the ordinary course of business; and

•	certain mergers of Brandywine with another entity.
Except with respect to these matters, no action taken by Brandywine’s shareholders at any meeting binds the Board of Trustees.
Shares
Common Shares of Beneficial Interest
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees. There is no cumulative voting in the election of trustees. The common shareholders vote as single class.
In the future, Brandywine may issue a series of preferred shares that votes together with the common shares as a single class. Subject to such preferential rights as may be determined by the Board of Trustees in future issuances of preferred shares, holders of common shares are entitled to receive such distributions in cash, property or other assets of Brandywine as may be declared from time to time by the Board of Trustees.
Holders of common shares have no conversion, exchange or redemption rights or preemptive rights to subscribe to any Brandywine securities. All outstanding common shares are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of Brandywine’s affairs, subject to such preferential rights as may be determined by the Board of Trustees in future issuances of preferred shares, holders of common shares will be entitled to share ratably in any of Brandywine’s assets remaining after provision for payment of liabilities to creditors. All common shares have equal dividend, distribution, liquidation and other rights.
Brandywine’s common shares are listed on the New York Stock Exchange under the symbol “BDN.” The transfer agent and registrar for the common shares is currently Computershare Limited.
Preferred Shares of Beneficial Interest
If Brandywine issues preferred shares, the shares will be fully paid and non-assessable. Prior to the issuance of a new series of preferred shares, Brandywine will file with the State Department of Assessments and Taxation of Maryland Articles Supplementary that will become part of Brandywine’s Declaration of Trust and that will set forth the terms of the new series, including: (i) the title and stated value of shares of such series; (ii) the number of authorized shares of such series; (iii) the voting rights, dividend entitlements and rights in liquidation, dissolution or winding up, if any, of shares of such series; and (iv) the redemption, conversion and exchange rights and obligations, if any, of shares of such series; and (v) any other specific terms, preferences, rights, limitations or restrictions of shares of such series.
Restrictions on Transfer
In order for Brandywine to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of its outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year and shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year).
Because Brandywine’s Board of Trustees believes it is important for Brandywine to continue to qualify as a REIT, the Declaration of Trust, subject to certain exceptions, contains provisions that restrict the number of shares that a person may own and that are designed to safeguard Brandywine against an inadvertent loss of REIT status. In order to prevent any shareholder from owning shares in an amount that would cause more than 50% in value of the outstanding shares to be held by five or fewer individuals, the Board of Trustees, pursuant to authority granted in Brandywine’s Declaration of Trust, has passed a resolution that, subject to certain exceptions, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding shares. This limitation is referred to herein as the “ownership limit.” Brandywine’s Board of Trustees, subject to limitations, retains the authority to increase the ownership limit and establish exemptions from the ownership limit.
In addition, pursuant to Brandywine’s Declaration of Trust, no purported transfer of shares may be given effect if the transfer would result in ownership of all of the outstanding shares by fewer than 100 persons (determined without any reference to the rules of attribution) or result in Brandywine being “closely held” within the meaning of Section 856(h) of the Code. These restrictions are referred to herein as the “ownership restrictions.” In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership limit or the ownership restrictions, such transfer would be deemed void and such shares automatically would be exchanged for “excess shares” authorized by the Declaration of Trust, according to rules set forth in the Declaration of Trust, to the extent necessary to ensure that the purported transfer or other event does not result in the ownership of shares in violation of the ownership limit or the ownership restrictions.
Holders of excess shares are not entitled to voting rights (except to the extent required by law), dividends or distributions. If, after the purported transfer or other event resulting in an exchange of shares for excess shares and prior to the discovery by Brandywine of such exchange, dividends or distributions are paid with respect to shares that were exchanged for excess shares, then such dividends or distributions would be repayable to Brandywine upon demand. While outstanding, excess shares would be held in trust by Brandywine for the benefit of the ultimate transferee of an interest in such trust, as described below. While excess shares are held in trust, an interest in that trust may be transferred by the purported transferee or other purported holder with respect to such excess shares only to a person whose ownership of the shares would not violate the ownership limit or the ownership restrictions, at which time the excess shares would be exchanged automatically for shares of the same type and class as the shares for which the excess shares were originally exchanged. Brandywine’s Declaration of Trust contains provisions that are designed to ensure that the purported transferee or other purported holder of the excess shares may not receive in return for such a transfer an amount that reflects any appreciation in the shares for which such excess shares were exchanged during the period that such excess shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received would be required to be turned over to Brandywine.
Brandywine’s Declaration of Trust also provides that excess shares shall be deemed to have been offered for sale to Brandywine, or its designee, which shall have the right to accept such offer for a period of 90 days after the later of: (1) the date of the purported transfer or event which resulted in an exchange of shares for such excess shares; and (2) the date the Board of Trustees determines that a purported transfer or other event resulting in an exchange of shares for such excess shares has occurred if Brandywine does not receive notice of any such transfer. The price at which Brandywine may purchase such excess shares would be equal to the lesser of: (1) in the case of excess shares resulting from a purported transfer for value, the price per share in the purported transfer that caused the automatic exchange for such excess shares or, in the case of excess shares resulting from some other event, the market price of such shares on the date of the automatic exchange for excess shares; or (2) the market price of such shares on the date that Brandywine accepts the excess shares. Any dividend or distribution paid to a proposed transferee on excess shares prior to the discovery by Brandywine that such shares have been transferred in violation of the provisions of the Declaration of Trust shall be repaid to Brandywine upon its demand. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any excess shares may be deemed, at Brandywine’s option, to have acted as Brandywine’s agent and on Brandywine’s behalf in acquiring or holding such excess shares and to hold such excess shares on Brandywine’s behalf.
Brandywine’s Board of Trustees may waive the ownership restrictions if evidence satisfactory to the trustees and its tax counsel or tax accountants is presented showing that such waiver will not jeopardize Brandywine’s status as a REIT under the Code. As a condition of such waiver, Brandywine’s Board of Trustees may require that an intended transferee give written notice to Brandywine, furnish such undertakings, agreements and information as may be required by Brandywine’s Board of Trustees and/or an undertaking from the applicant with respect to preserving Brandywine’s status. Any transfer of shares or any security convertible into shares that would create a direct or indirect ownership of shares in excess of the ownership limit or result in the violation of the ownership restrictions will be void with respect to the intended transferee and will result in excess shares as described above.
Neither the ownership restrictions nor the ownership limit will be removed automatically even if the REIT provisions of the Code are changed so as no longer to contain any ownership concentration limitation or if the ownership concentration limitation is increased.
The Declaration of Trust expressly provides that the ownership limit and ownership restrictions shall not preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange, any successor exchange or quotation system thereto, or any other exchange or quotation system over which shares may be traded from time to time. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision in of the Declaration of Trust providing for ownership limit or the ownership restrictions and any transferee in such a transaction shall be subject to all of such other provisions.
All persons who own, directly or by virtue of the applicable attribution provisions of the Code, more than 4.0% of the value of any class of outstanding shares, must give written notice to Brandywine containing the information specified in the Declaration of Trust by January 31 of each year. In addition, each such shareholder shall provide to Brandywine such additional information as Brandywine may request in order to determine the effect of such person’s beneficial or constructive ownership of shares on Brandywine’s status as a REIT.
The ownership limit could have the effect of delaying, deferring or preventing a transaction or a change in control of Brandywine that might involve a premium price for the common shares or otherwise be in the best interest of Brandywine’s shareholders.

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